EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended July 1, 2006
Fixed charges:
Interest expense	$208
Estimated interest portion of rents	15
Total fixed charges	$223

Income:
Income from continuing operations before income taxes	$468
Fixed charges	223
Adjusted income	$691

Ratio of income to fixed charges	3.10